Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Forward-Looking Statements
This presentation contains forward-looking information about Inco and the combined company after completion of the purchase by Inco of all outstanding shares of Falconbridge, that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2005 and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and will file further amendments thereto in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.
Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

Presentation by Scott M. Hand
Chairman and Chief Executive Officer, Inco Limited
Goldman Sachs Basic Materials Conference
May 24, 2006, New York
Good afternoon. Today I’ll address the great operations, great growth and our friendly acquisition for Falconbridge that I expect will create excellent value for Inco’s shareholders.
But first, on the screen are Inco’s safe harbor statement on forward-looking information and related statements. Under Federal securities laws, Inco cannot communicate in respect of the pending offer by Teck Cominco beyond the press release recently issue by the Company until we have issued our Directors’ circular to respond to the Teck offer. I will not be mentioning it or responding to any questions that directly or indirectly refer to it. Unless otherwise stated, forward-looking information in my remarks excludes the impact of Inco’s offer for Falconbridge.
I should make a few additional points:
•	Actual results could differ materially from the 2006 outlook and other forward-looking statements we make;

•	Certain material assumptions were made in developing our 2006 outlook and other forward-looking statements;

•	We have filed the text and slides used in this presentation with the SEC and on SEDAR in Canada;

•	Our filings with the SEC and on SEDAR contain additional information on the material factors, risks and assumptions that could cause results to differ materially from our forward-looking information or statements, and were used in developing our forecasts or projections.

•	Also, all currency references are in U.S. dollars unless otherwise stated.
I’ll begin with the acquisition. Recently Inco announced an increase in the value of our friendly offer for Falconbridge. Combining the two companies remains as attractive a move as it was when we first proposed it in October — the best value creating alternative for shareholders of both companies and, perhaps, the best value creating transaction in our industry.

Assuming full proration, Inco raised its offer by Cdn$5 per Falconbridge share, resulting in a bid of Cdn$12.50 in cash and 0.524 of an Inco common share. This would mean a total Inco offer of about Cdn$4.8 billion cash, and a maximum of about 201 million shares, taking into account the conversion of Falconbridge’s outstanding convertible debt securities and outstanding share options. The aggregate share component of the consideration remains unchanged.
If all Falconbridge common shares are tendered, today’s Inco investors would hold about 53% and Falconbridge investors about 47% of the fully diluted Inco common shares. The offer will be open until June 30, 2006, unless withdrawn or extended. Conditions include getting regulatory clearances and acceptance by holders of at least 66 2/3% of Falconbridge’s common shares fully diluted. If the deal is not finalized for certain reasons, a break fee of US$450 million, an increase of US$130 million, is due to Inco.
We are working with the U.S. Department of Justice and the European Commission in connection with their reviews of the deal. Our focus has been on the remedy to address the competitive concerns raised by the regulatory agencies and, despite what you may hear from people who don’t want our acquisition to proceed, we believe that we will reach agreement which will allow the acquisition to be cleared. Once all regulatory clearances are obtained, we’ll proceed to complete our offer. I also suggest that you should consider very carefully the assertions by the other company which seeks to acquire Falconbridge that they will not face any regulatory hurdles — I’d check thus out carefully before you reach any conclusions.
I want to talk a bit now on comments being made on our share price by the other company seeking to buy Falconbridge and on the potential share price of the New Inco. I hear that Xstrata has suggested that our share price is too high — I beg to disagree. Let me offer some perspectives which might be helpful to you. I suggest that our share price has been affected since October of last year by a number of factors — delays in receiving regulatory approvals which, as I have said, we believe we will obtain, short-selling by the arbs as we have gone through the process and other concerns around the process. But let me give you some more objective data points. First, the relationship of our share price to the nickel price which we have tracked very closely in the past. The nickel price has increased some 64% since we announced our acquisition of Falconbridge in October of last year; Norilsk’s shares, a very good surrogate for nickel, have increased in line with the nickel price; Inco’s shares on the other hand are up only about 39% at C$70.50 per share. Have metals companies shares lagged the metal which they are associated with? Perhaps, but not to the extent as we have, and no other metal company has the clear correlation to a metal as we have to nickel. Second, if you look at what our EBITDA might be this year assuming that metals prices lower than today’s prices but reflecting the forward curve for nickel and copper, our EBITDA would be around $3.4 billion. If you look at what that EBITDA implies for a share price using multiples which have applied to us, you would see share prices in most cases well above what we see today. I know you won’t take Xstrata’s assertions, hook, line and sinker and I suggest that there are a number of data points which would suggest a very different and more favorable conclusion.
I also want to focus on the New Inco. The deal will make the New Inco even more valuable than the stock markets are recognizing. And remember the Xstrata bid is all cash and thus is not offering Falconbridge shareholders any participation in the great future we see in the New Inco. Think about it — if you. use analyst consensus prices of $6.88 a pound for nickel and $2.20 a pound for copper which are already out-of-date, the pro-forma 2006 EBITDA of the New Inco would be $5.5 billion. If you use a 7 times multiple, reasonable I would suggest as it is the current Inco multiple, that would equate to a Cdn$83 share price. Year-to-date prices are $7.38 a pound for nickel and $2.57 a pound for copper, so there is significant upside potential. So if a Falconbridge shareholder wants to participate in the upside, as early as this year, I suggest that they need to look carefully at what the New Inco will offer and what they as shareholders in the New Inco have the opportunity to participate in.
You have heard it before but I need to stress it again — the New Inco offers real and near-term potential for the New Inco shareholders. The New Inco will have great operations, great assets and great properties to grow, with a focus on two of the best metals, as well as significant value derived from joining our contiguous operations in the Sudbury basin. No other transaction offers as much near-term and long-term value.
We raised our offer because of the value Falconbridge has delivered; reflected in strong cash generation. Given higher metals prices — particularly for copper — Falconbridge’s cash flow soared 48% to $668 million in the first quarter, year over year. This cash was used to deliver the balance sheet by over $750 million since October. So we increased our bid in a financially prudent manner.
Looking at current First Call consensus mean estimates for each company’s book earnings and cash flow, the deal would be accretive to Inco in the first full year, based on GAAP earnings, and significantly accretive in terms of cash flow. Given our estimates of long-term metal prices, the deal should be positive in terms of net asset value. We will retain our investment grade credit ratings.
Why is the acquisition the best opportunity for Inco and our shareholders? And for the shareholders in the New Inco? And remember, you don’t participate in this great opportunity in the cash offer from Xstrata.
First, we are creating a company with the leadership position in nickel and a strong position in copper, with terrific operations across the board.

Second, the New Inco will have properties and growth prospects second to none in the industry. Both partners bring tremendous growth options to the table. In nickel, we’ve recently brought on Voisey’s Bay and we’re moving ahead at Goro. On the copper side, we’ll have new projects like El Pachon and El Morro, plus brownfield expansion at Collahuasi.
Third, we will have the financial strength to reach our objectives.
Fourth, we will have the potential for a multiple expansion.
And fifth, only we can maximize the synergies in the Sudbury basin.
We’re not growing to get big; we’re doing so to build value. We’ll have diversified, fully integrated, low-cost nickel operations. We’re at the forefront of technological capability in our industry; for instance, as leaders in hydromet we run commercial operations. Combining copper assets — including first-rate, low-cost operations in Chile and Peru — will make us a leading producer. Shareholders should consider mining companies’ asset quality. Which ones will do best throughout the metals cycle? The New Inco represents low-cost, long-lived, world-class operations — and our cost position is poised to get even better, based on synergies we’ll achieve. This year, Inco is the only major public mining company whose costs will decline in absolute terms — despite $75 per barrel oil and a $0.90 Canadian dollar.
We expect to get 30% growth in nickel production by 2009 from 2005 levels and we could almost double low-cost copper production in just a few years.
Given the New Inco’s cash flow generation, the increase in Inco’s offer of about Cdn$1.9 billion will be funded without undue stress to the pro forma balance sheet.
I believe that the unique, tangible operating synergies represented by the transaction are not reflected in Inco’s share price. Synergies with a net present value of US$3 billion, or Cdn$3.3 billion, represent Cdn$7.80 for each New Inco share.
Inco and Falconbridge identified yearly pre-tax operating and corporate synergies of about US$350 million. Their value rises with metal prices. October consensus commodity prices for 2006 were $6.30 for nickel and $1.40 for copper. Long-term consensus prices were $3.75 for nickel and $1.05 for copper.
Those estimates are now history. Current consensus commodity prices for 2006 are $7.02 for nickel and $2.27 for copper — and year-to-date prices are up even more, at $7.38 for nickel and $2.57 for copper, given average daily LME spot prices for 2006 through May 19. So at year-to-date nickel and copper prices, the $350 million of synergies equates to over $390 million.
In October, the estimated net present value of the synergies topped $2.5 billion after tax, using a 7% discount rate and consensus commodity prices. At today’s year-to-date commodity prices, the estimated net present value exceeds $3 billion after tax. It would be even higher using today’s actual commodity prices. At this point, the nickel price is about $2.50 a pound above consensus. The synergies should all be realized by mid-2008, if our transaction is done by year-end.
A large percentage of the synergies are unique to the combination of our two companies and are right in our mutual backyard — the Sudbury Basin, where we have contiguous nickel mining operations. Only Inco and Falconbridge can unlock and maximize the enormous value of the synergies in the Sudbury Basin.
There have been suggestions that this major undertaking could be done through a joint venture. That sounds nice in theory but that’s all it is. The simple fact is realizing the synergies in Sudbury will require major changes in materials flows in the Sudbury Basin and important long-term commitments and investment, which we believe are only possible through the combination of our two companies. And seven months of working closely on how to maximize synergies, we have gained more confidence that there may be more value than we originally quantified — if we properly can, we will want to expand on this in the coming weeks.
Also, synergies in nickel are harder to realize than in other metals. A joint venture might get some synergies but a) the goal should be to maximize synergies and b) it would take much longer. We believe the value of these synergies should be enjoyed by the shareholders who now own the operations.
Our synergy numbers omit assets like Voisey’s Bay and Raglan, Goro and Koniambo, Falcondo and Bahodopi; we’ve been conservative in our forecast and want to be methodical in Sudbury, before upping the ante — as I’m sure we will.
Very importantly, both union and non-union personnel are behind our deal — and we have tremendous support from all levels of government in Canada. And do not underestimate how important that support is to achieve success.
This deal will make Inco the world’s leading nickel company, with 815 million pounds of output pro forma in 2006, and nearly one billion pounds in 2009. We’ll be a large and very low-cost copper company, with pro forma output of 1.4 billion pounds in 2006 and the potential to nearly double output by 2011. Our nickel and copper cash costs will be very competitive. We’ll have good positions in zinc, platinum group metals, cobalt and aluminum — and very attractive cash flow.

We’ll be diversified operationally, with a leading position in combined estimated proven and probable nickel mineral reserves, plus a leading portfolio of existing and greenfield properties. We’ll have great potential for further growth in copper.
Enterprise value will be about $38 billion. Our weighted average cost of capital should fall over time. The New Inco’s first quarter 2006 EBITDA was about $1.3 billion; implying EBITDA for 2006 would be about $5.5 billion at consensus nickel and copper prices and including $390 million of annual synergies giving us the financing capacity to grow. If you were to use the forward curve for metals prices for the rest of 2006, that would imply an EBITDA of about $8.5 billion; the implied share price is something that you should consider if you assume some 425 million shares outstanding for the New Inco and an EBITDA multiple in the range of 6.5 to 7.5 and I suggest that one should consider this potential very carefully. And with a re-rating in the capital markets, there is a strong case for valuation multiple expansion for the New Inco.
We’ll have strong management and the growth profile to attract the best people.
Inco’s Board has and will continue to evaluate all strategic alternatives that would serve our shareholders’ best interests; both short and long-term. While the world has changed since October, the right move for us has not. The best strategy for our shareholders is to acquire Falconbridge — and we continue to work aggressively to do so. Recent gains in copper and nickel markets — and their great prospects — make our friendly acquisition even more attractive than it was in October.
So our deal has been structured to provide both immediate and longer-term benefits to shareholders. Great operations will be complemented by synergies which only we can deliver and which offer great value and the world’s best projects. We’ll be financially strong and resource rich, with a terrific exploration portfolio. You can’t duplicate these attributes. The New Inco will deliver shareholder value far beyond the potential of any other player.
The outlook for our products underscores the opportunity before us.
Let me spend a few minutes on nickel. The nickel market has gathered a lot of steam — and at a pace that surprised many people. But despite what you may hear, its strength is not about the funds — it’s about the fundamentals. Demand is strong in virtually every area. Nickel companies are producing all they can. Yet supply will continue to chase demand for some time. LME inventories continue to drop and nickel was over $10 a pound yesterday. There were a lot of non-believers in nickel late last year but we were not among them as many of you know — well nickel has come roaring back as we sad it would and, despite the recent metals correction, nickel is as strong as ever.

And why do we say so?
Four key drivers signal a bright future for nickel this year: strong rebounding world stainless steel output; a tighter stainless steel scrap market; exceptional strength in non-stainless nickel demand; and limited nickel supply growth.
Improving economies worldwide and industrial production growth estimates of over 6% support our 2006 stainless production growth forecast of more than 8%.
Stainless steel consumption is rebounding globally. Inventories are down. New facilities continue to ramp up — and they need nickel.
This year China will become the world’s biggest stainless steel producer — building three million tonnes of new capacity. Chinese nickel consumption should climb by about 30%, or over 60,000 tonnes, taking up the nickel supply growth. Chinese industrial production growth continues to run at a rate above 16%. The average nickel grade of stainless will increase, as substitution with lower nickel content stainless 200 series has become less of an issue.
Nickel-containing stainless steel is now as competitively priced as it has ever been. Stainless steel prices in the past quarter were less than half those for copper — and lower than aluminum prices. When nickel prices first crossed the $17,000 per tonne threshold, in January 2004, they were six times higher than copper and nine times more than aluminum prices. The second time this nickel price level was breached — in May 2005 — nickel prices were five times copper prices and almost 10 times aluminum prices. Today nickel is less than three times copper and less than seven times aluminum. Nickel is cheap!
The second key driver for 2006 is tightness in nickel containing stainless steel scrap. This year we’re assuming scrap supply growth of 5% at most. With over 8% stainless production growth, lower 200 series demand and an increasing austenitic ratio, it’s clear how tight scrap markets will be and how much primary nickel demand for stainless steel will rise.
The third factor affecting 2006 is nickel demand in the non-stainless market, likely up 6-to-8%, given continuing strength in the aerospace build rate and robust increases in other uses. For example, we see rapid growth in hybrid electric vehicles and consumer nickel metal hydride cells.
The fourth market driver this year is supply. Overall output growth will be about 3-to-4%, or roughly 50,000 tonnes. With most producers at or above capacity and historic maximums, there is a very high risk of disruptions, which can’t be offset by later production. And inventories on the LME are at very low levels — down 44% from their February peak.

In 2006 the stainless steel rebound and limited nickel expansions will mean a supply/demand deficit. Losses from disruptions could constrict the market even further. Elevated nickel prices should act to keep demand in line with supply.
We expect the nickel market to be tight for several years. While new greenfield nickel supply will come and several brownfield expansion will occur, world supply will only be enough to keep pace with demand growth of about 5% — and the impact of China makes this projection seem very conservative. In the last period of strong global industrial production growth — driven by Japan from 1960 to 1974 — world nickel demand growth averaged over 7% per year.
I know that the market is currently in love with copper, zinc and aluminum — as it should be. But despite what a number of soothsayers are saying, the nickel market is also very strong and should remain so for quite a while.
Inco is doing all that it can to bring on low-cost profitable capacity to meet demand. In my remaining time, I’ll tell you why we’re already a great company just as we are today — and how we plan to achieve strong organic growth.
Our 2005 nickel output from all sources was 487 million pounds. Given the strong prices, we expect to boost profitable 2006 output to 535 million pounds, plus we’ll get another 30 million pounds of finished nickel through toll smelting and refining concentrates in Finland, under contracts with OMG and Boliden. We also produce copper, platinum group metals and cobalt by-products.
We expect nickel premiums of $0.05-to-$0.10 a pound this year; above 2004’s $0.05, but with nickel prices rising, our reported quarterly premiums may lag the LME price.
Our 2006 nickel unit cash cost of sales, net of by-product credits, should be about $2.35-to-$2.40 a pound — below $2.65 in 2005. Costs for our own mine production will be about $2.15-to-$2.20 a pound. In the second half, with the Voisey’s Bay pipeline full, our overall nickel unit cash cost of sales, after by-product credits, should be $2.20-to-$2.25 a pound.
In 2005, Inco was at the low end of the Brook Hunt cost curve, despite higher external feed costs; a rising Canadian dollar; higher energy costs; lower ore grades; and increases in supplies, services and contracts. This year our cost position should get even better.
We’re proud that while our industry faces large price hikes for energy, supplies and other inputs, Inco’s costs are falling. We’re delivering on our strategy to bring on new low-cost capacity and to strengthen our operating position. And we’re focused on profitable growth that should be in the top range for our industry. And I say again to you, in this time of rising oil prices and other inputs, Inco is perhaps the only major mining company in the world whose costs are going down in absolute terms — we are delivering on the strategy we said we would execute and it is delivering results and we will continue to do so.
We’re raising output and our low-cost electric power output at PT Inco. By building a third hydroelectric power facility, well boost our production capacity in Indonesia by some 33% from today’s nameplate amount to 200 million pounds of nickel in matte annually by 2009, while lowering annual cash costs by $0.10-to-$0.15 a pound and cutting energy supply risk. Major construction begins mid-year.
At Voisey’s Bay our 50,000-tonne-a-year mine and concentrator is running well. It began commercial production in December, four months ahead of original schedule. Our 2006 Voisey’s Bay nickel in concentrate output should be 120 million pounds — with about 83 million pounds through the smelters and refineries this year. At our demonstration plant to test new processes, we completed a 15-day continuous and integrated operation campaign — achieving 97-to-98% metal extraction in the autoclave. And we’re seeing positive results from our advanced exploration at the Reid Brook Deposit, in an area that shows good thickness and the high nickel/copper grades of a massive sulphide zone — with hundreds of metres of favourable structure still to explore.
At Goro in New Caledonia, we have one of the world’s highest grade and largest leachable laterite deposits. It will be a great new source of nickel to Asia, with real potential for expansion. So considering only the Phase One financial results significantly undervalues Goro’s potential.
In April, we briefly stopped work at the project site due to extensive vandalism and access road blockades. The authorities responded with measures required for a safe and secure workplace. Reaction in local media showed that people from all walks of life were very disturbed by what happened and strongly support our project. Inco has worked hard to earn local trust and backing and we will continue to do so to ensure a successful project for everyone.
Many off-site activities proceeded normally. Engineering is going well and was about 72% done at March 31. We’re building 400 modules and preassembled units in the Philippines. This year we expect to finish the port, the steam power plant and the process water pipeline; the utility should fire up a generator. The capex estimate for the mine, process plant and infrastructure stands at the upper end of the $1.878 billion plus 15% cost range. Given the disruption, we’ll have the definitive estimate later in the year, along with a review of our schedule.
Inco’s total 2006 capex should be about $1.82 billion before government or partner funding. Sustaining capital for our existing operations will be about $315 million. Depreciation and amortization should be $455 million this year; and about $510 million in 2007. Our net capex funding needs in 2006 will be about $1.5 billion, falling to about $900 million in 2007 and just over $500 million in 2008.

Voisey’s Bay, Goro and increased production at PT Inco mean 45% growth from the 2005 level to 2009 nickel production of about 710 million pounds. Inco is resource rich and our orebodies are a great growth pipeline well beyond that time. Our asset base remains a sustainable competitive advantage.
We have great financial strength, with a 26% debt-to-capitalization ratio and over $750 million cash in the bank. At the First Call consensus nickel price of $7.02 a pound, we should generate $1.55 billion of cash in 2006, or cash flow per share of $7.00. The year-to-date nickel price is about $7.38 a pound.
My message today is simply this:
•	We’re growing in a market that can’t be readily judged against cycles of the past. Supply will chase demand for some time to come.

•	We’re working to make our low-cost operations as productive as possible. We’re delivering consistent and reliable production and bringing on low-cost output to enhance our outstanding market position.

•	Voisey’s Bay is a major success. New low-cost, high-grade nickel concentrate is running through our operations.

•	We’re building Goro with a veteran team that will deliver; expanding PT Inco; and maximizing output in Ontario and Manitoba.

•	All of this means boosting Inco’s production more than 45% by 2009 from 2005 levels. We can and want to profitably grow well beyond that time.

•	We intend to keep cash flows and our balance sheet strong.

•	Finally, the New Inco means excellent value opportunity for investors and even brighter prospects for our future.

•	And I say stop, look and listen. I know you will. You should consider where our unaffected share price might be using the objective measurements which I have outlined to you. And consider the cash earnings power of Inco and the New Inco and what it should mean. And consider the great opportunity to participate in the New Inco, the value it can offer with the great synergies in the Sudbury basin which only we and Falconbridge can offer, the powerful nickel and copper operations for the New Inco, the great growth — both brownfields and greenfields — which we offer, the major presence in the North American stock markets. I believe if you think about this great future, you will want to consider very seriously joining us in the New Inco.
In other words, the Inco of tomorrow will be an even more impressive and dynamic company; firmly rooted in the strongly and profitably growing Inco of today.